FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, March 30, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) informs the summary of the resolutions adopted in relation to each item of the Agenda of the General Regular Shareholders’ Meeting of Petrobras Energía S.A. (“PESA” or the “Company”) held on March 26, 2010 at 10.20 a.m., at the Company’s principal place of business, 2nd underground floor, Autonomous City of Buenos Aires.

The meeting was held with the presence of 23 shareholders, 20 of which were present in person and 3 by proxy, representing a capital stock of a nominal value of P$925,920,520 entitled to 925,920,520  votes, and with a quorum of 91,71%.

The resolutions adopted were the following:

1. The Meeting approved, by a majority vote, with 824,427,764 affirmative votes, 53,012,111 abstentions and 432,676 votes against, the Annual Report and Summary of Events, Inventory, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flow, Notes and Exhibits Supplementary to the Balance Sheet and the English version of the aforesaid documents, the Auditor’s Report, the Report of the Statutory Syndic Committee and Additional Information required under Section 68 of the Stock Exchange Regulations for fiscal year ended December 31, 2009.

2. The Meeting approved, by a majority vote, with 876,612,421 affirmative votes, 775,260 abstentions and 484,870 votes against, the performance of the members of the Management and Supervisory bodies for fiscal year ended December 31, 2009, since such performance was in compliance with the applicable law and Bylaws.

3. The Meeting approved, by a majority vote, with 874,570,075 affirmative votes, 2,458,130 abstentions and 844,346 votes against, to allocate out of fiscal year profits which, according to the Balance Sheet as of December 31, 2009, amounted to P$924,801,000 (nine hundred twenty four million eight hundred one thousand Argentine pesos), P$163,800,000 (one hundred sixty three million eight hundred thousand Argentine Pesos) to the optional reserve known as “Reserve for Future Dividends” which, considering the remaining balance of P$111,200,000 (one hundred eleven million two hundred thousand Argentine pesos), amounts to P$275,000,000 (two hundred seventy five million Argentine pesos), and to empower the Company’s Board of Directors to determine the date and amount for distribution of dividends until the date of the Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2010, considering to such effect the existing financial conditions and availability of funds as well as the results of operations, investments and other factors deemed relevant for corporate operations. In addition, the Meeting approved to allocate to new fiscal year the remaining amount of P$761,001,000 (seven hundred sixty one million one thousand Argentine pesos). As a result, the balance of the retained earnings account amounts to P$5,596,312,016 (five thousand five hundred ninety six million three hundred twelve thousand sixteen Argentine pesos).

4. The Meeting decided, by a majority vote, with 788,431,880 affirmative votes, 52,738,391 abstentions and 36,702,280 votes against, to accept: (i) the resignations submitted at the Board of Directors’ Meeting held on March 18, 2010 by Regular Directors José Fernando de Freitas and Décio Fabrício Oddone da Costa and Alternate Director André Lima Cordeiro, and (ii) the resignations submitted by Regular Directors Carlos Alberto da Costa and Luis Miguel Sas, within the framework of the Provisional Board of Directors provided for under Section Nine of the Corporate Bylaws. In addition, the Meeting resolved to appoint José Carlos Vilar Amigo, Carlos Alberto da Costa and Luis Miguel Sas as Regular Directors, who shall hold office for 3 (three) years until the Meeting in connection with fiscal year ending December 31, 2012 is held. In addition, the Meeting resolved to appoint Carlos Alberto Pereira de Oliveira as Alternate Director to act in the absence of José Carlos Vilar Amigo and Valdison Moreira as Alternate Director to act in the absence of Carlos Alberto da Costa, who shall hold office for 3 (three) years. Finally, in view of the above mentioned resignation submitted by Alternate Director André Lima Cordeiro, the Meeting resolved to appoint Richard Olm, who shall hold office until the Meeting in connection with fiscal year ending December 31, 2011 is held, as approved by the Regular and Special Shareholders’ Meeting held on March 27, 2009.

5. The Meeting approved, by a majority vote, with 822,581,520 affirmative votes, 2,507,170 abstentions and 52,783,861 votes against, to appoint Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Statutory Syndic Committee and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members.

6. The Meeting approved, by a majority vote, with 869,177,801 affirmative votes, 3,318,670 abstentions and 5,376,080 votes against, to allocate the sum of P$3,526,000 (three million five hundred twenty six thousand Argentine pesos) to compensation of the members of the Board of Directors, including performance fees, salaries and any other compensation for the performance of technical and administrative functions. In addition, the Meeting approved to allocate the sum of P$330,000 (three hundred thirty thousand Argentine pesos) to compensation of the members of the Statutory Syndic Committee.

7. The Meeting approved, by a majority vote, with 874,883,311 affirmative votes, 762,720 abstentions and 2,226,520 votes against, to fix the sum of P$3,066,447 (three million sixty six thousand four hundred forty seven Argentine pesos) as fees payable to the Accounting Firm “Sibille”, a member firm of KPMG International. In addition, the Meeting resolved to appoint Certified Public Accountant Soifer in his capacity as regular auditor and Certified Public Accountant Graciela Laso in her capacity as alternate auditor, both representing “Sibille”, a member firm of KPMG International, to certify the General Balance Sheet as of December 31, 2010.

8. The Meeting approved, by a majority vote, with 876,675,131 affirmative votes, 788,550 abstentions and 408,870 votes against, to allocate P$520,000 (five hundred twenty thousand Argentine pesos) as budget of the Audit Committee.

9. The Meeting resolved, by a majority vote, with 876,660,591 affirmative votes, 792,140 abstentions and 419,820 votes against, to ratify any and all acts performed in connection with the Merger of Petrobras Energía Participaciones S.A. (“PEPSA”) into the Company, as approved by PESA’s Shareholders’ Meeting held on January 30, 2009.

10. The Meeting approved, by a majority vote, with 876,595,401 affirmative votes, 788,970 abstentions and 488,180 votes against, the performance of PEPSA’s Management body, under the responsibility of the Board of Directors of Petrobras Energía, from March  27, 2009 until dissolution, since such performance was in compliance with the applicable law and Bylaws.

11. The Meeting approved, by a majority vote, with 876,539,241 affirmative votes, 809,580 abstentions and 523,730 votes against, the performance of PEPSA’s Supervisory Body for fiscal year beginning January 1, 2009 until dissolution.

12. The Meeting approved, by a majority vote, with 872,924,801 affirmative votes, 2,486,780 abstentions and 2,460,970 votes against, not to allocate a sum for compensation of the members of PEPSA’s Statutory Syndic Committee since such members waived compensation for their performance in connection with fiscal year beginning January 1, 2009 until dissolution of PEPSA.

13. The Meeting approved, by a majority vote, with 876,687,051 affirmative votes, 1,091,460 abstentions and 94,040 votes against, that the Chairman appoint the Shareholders to sign the minutes. The minutes was signed by Paula Amor and Gabriel Jabbaz.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 04/13/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney